SHEARMAN & STERLING
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WASHINGTON, D.C

May 3, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 25, 2002 announcing Wanadoo's first quarter results of 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Robert Ellison

cc: Olivier Fauqueux
Wanadoo

dlw 5/8

PADOCS01/187262.1

Paris, April 25, 2002

Wanadoo revenue grows 31% over first quarter 2002

Nearly 700,000 broadband subscribers across Europe (up +251% compared to March 2001) with 531,000 subscribers in France

Wanadoo recorded consolidated revenue growth of 410 million euros over the first quarter of 2002 (January 1, 2002 to March 31, 2002), up 31% compared to a year earlier.

On a proforma basis, business grew 21% (excluding Freeserve and Indice Multimedia to be respectively consolidated as of March 1, 2001 and April 1, 2001 and excluding the Business Services and Brazilian Telelistas which, as of January 1, 2002 are no longer included in the scope of consolidation).

On a proforma basis, the revenue structure breaks down as follows: up +61% for Access, Portals and e-Merchant and down 8% for Directories. The drop in Directory revenues can be explained by a difference in the publication of certain hardcopy directories. On a proforma basis for hardcopy directory publishing between 2001 and 2002, directory revenues grew 11% over Q1 2002 compared to Q1 2001 and the rise in overall Wanadoo sales is 34% for the same period.

Commenting on the first quarter of 2002, Chairman and CEO of Wanadoo, Nicolas Dufourcq stated: "Wanadoo started 2002 in the same way as it ended 2001, and continued to pursue strong growth dynamics. All group development indicators are green, and contributed to this promising first quarter. Wanadoo bolstered its presence in broadband Internet, nudging 700,000 subscribers across Europe, of which 531,000 are in France. In the Directories, the number of advertisers on the Internet grew considerably. Both the hefty 49% rise in Freeserve's (UK) major added-value customers and the successful integration of Indice Multimedia in Spain, account for the success of Wanadoo's European strategy.
These top-rate results epitomize the operating excellency Wanadoo provides to its customers every day."

Press Release

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information

48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux

Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

Consolidated revenues at March 31

(in euros millions)	1st quarter 2001	1st quarter 2002	Change	On a proforma basis (1)
Access, Portals, e-commerce	**133**	**249**	**+88%**	**+61%**
including International (2)	***30***	***77***	***+160%***	***+28%***
Access	110	221	+101%	+72%
Portals	16	20	+26%	-12%
e-Merchant	7	9	+30%	+30%
Directories	**181**	**162**	**-11%**	**-8%**
dont International (3)	***13***	***9***	***-33%***	***NS***
Directories	179	162	-10%	-8%
Business services	2	-	NS	NS
Others	0	-1	NS	NS
Total revenue - Wanadoo	**314**	**410**	**+31%**	**+21%**
including international	***43***	***86***	***+100%***	***+28%***

(1) excluding Freeserve and Indice Multimedia (acquired early 2001), as well as Telelistas and Business Services (businesses sold in January 2002)

(2) United Kingdom, Spain, Netherlands, Belgium and Morocco

(3) Spain and Brazil in 2001, only Spain in 2002

Access, Portals and e-Merchant businesses: nearly 700,000 broadband subscribers across Europe

The Access, Portals and e-Merchant businesses grossed revenues of 249 million euros at March 31, 2002, up 88% compared to Q1 2001. On a proforma basis (excluding Freeserve, consolidated since March 1, 2001), revenue growth in Access, Portals and e-Merchant businesses rose 61% compared to first quarter 2001. International Internet business contributed 31% of revenues in Access, Portals and e-Merchant businesses to overall first quarter 2002 revenues.

Revenue growth in Access, Portals and e-Merchant businesses stem from:

- **A major upswing in the number of Wanadoo broadband subscribers in Europe** representing 696,000 customers at end-March 2002 versus 198,000 customers at end-March 2001. Over the first quarter 2002, 25% of the net rise in the Wanadoo subscriber base, were broadband subscribers. These broadband subscribers accounted for 10.5% of the total European Wanadoo subscriber base at end-March 2002, versus 4.1% at end-March 2001. At end-March 2002, Wanadoo boasted 531,000 broadband subscribers in France of which 482,000 have ADSL connections.

- **Freeserve continued to build up the number of active customers in the United Kingdom.** The number of active customers at Freeserve reached

2.478 million at end-March 2002 versus 2.076 million at end-March 2001. At end-March 2002, Freeserve totaled 744,000 narrowband customers versus 499,000 end-March 2001, or a 49% rise in customers over one year. Over the first three months of fiscal year 2002, 43% of the net growth in customers comes from paying customers. The ADSL rollout in the United Kingdom should help maintain this trend over the next few months.

- **Active Wanadoo customers continued to grow in France and continental Europe.** In France, the active customer base totaled 3.271 million customers at end-March 2002 versus 2.145 million at end-March 2001. Across continental Europe, the number of active customers came to 909,000 at end-March 2002 versus 645,000 at end-March 2001. All geographic zones progressed: Spain grew to 456,000 active customers at end-March 2002 versus 413,000 at end-December 2001, the Netherlands and Belgium posted 443,000 at end-March 2002 versus 399,000 at end-December 2001.

Wanadoo portal and site audiences continued to grow in early 2002, reaching 1.503 billion pages viewed in March 2002 versus 1.288 billion in December 2001. In the first quarter of 2002, Wanadoo portals generated revenues of 20 million euros in Europe, breaking down as 11 million euros for online advertising and 9 million euros for content production.

To build up its subscriber base in the Netherlands, Wanadoo signed a letter of intent on April 16, 2002 to acquire MyWeb, a Dutch Internet Access Provider with 110,000 active customers (connected once in the last 30 days). Via this acquisition Wanadoo will reinforce its position and be amongst the Netherlands' top three internet service providers.

Directories: pagesjaunes.fr ranks among France's top ten most visited web sites

The Directories segment posted revenues of 162 million euros for first quarter 2002, an 11% drop compared to first quarter 2001. On a proforma basis (excluding Indice Multimedia consolidated since April 1st, 2001, as well as business services and Telelistas no longer in the scope of consolidation since January 1st, 2002), the Directories' segment revenues slipped 8%.

The drop in revenues is due to the change in the publishing date of certain hardcopy directories. These directories represented revenues of 28 million euros in Q1 2001. This change does not, however, impact the group's growth targets for 2002. On a proforma basis, having the same directory publishing dates between 2001 and 2002, the Directories segment grew 11% over first quarter 2002 and compared to the same period a year earlier.

In France, revenue for online directories (advertising site creation, integrating Minitel and internet) gained 11% between the first quarter 2001 and the first quarter 2002, totaling 55 million euros. Revenues for pagesjaunes.fr increased 43% while Internet site creation grew 26%.

The key indicators of the Directories businesses continued to grow:

- **Rise in the audience of Pages Jaunes on the Internet.** The number of pages viewed of the pagesjaunes.fr Internet site has grown from 71 million in December 2001 to more than 101 million in March 2002. At the same time, the number of consultations of the pagesjaunes.fr site rose from 10 to 14 million. Pagesjaunes.fr is currently ranked among the top 10 most visited French web sites (source: Nielsen NetRatings – Home & Work – March 2002).
- **More advertisers on the Internet.** Of the 540,000 advertisers on various *Pages Jaunes media supports in France, the number of Internet-based* advertisers reached 212,000 at March 31, 2002 versus 155,000 at end-March 2001.
- **Sustained development of Indice Multimedia (QDQ directories).** Online directory QDQ.com posted a rise in its audience and its reach rate has grown from 0.4% in December 2001 to 2.1% in March 2002.

The sale of Telelistas in Brazil

To pursue its focus on its European activities, Wanadoo sold its 50% stake in Telelistas Editora, Brazilian company specialising in the publication and distribution of the telephone directory in the state of Rio de Janeiro since 1994. The sale will be effective as of January 1, 2002. In 2001, Telelistas grossed revenue of 20.6 million euros and an EBITDA of 1.6 million euros.

Evolution in Wanadoo key indicators
March 2001/March 2002

Division	Indicator	End March 2001	End March 2002	Change
Access	Number of active customers (millions)	4,940	**6,658**	+35%
Portals	Number of pages viewed (millions per month)	1 103	**1 503**	+36%
e-Merchant	Orders at alapage.com (thousand)	38	**56**	+47%
Directories	Advertisers on pagesjaunes.fr (thousand)	155	**212**	+37%

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is a European leader of Internet services and directories with more than 6.5 million active customers and 645.000 advertisers at March 31, 2002. Wanadoo is the number one Internet Access provider in France and the United Kingdom, two of Europe's top three Internet markets, and is present in Spain, the Netherlands and Belgium. Wanadoo is focusing its Internet business on broadband services where the group counts close to 700,000 subscribers and online directories—with more than 212 000 advertisers. For more complete information on Wanadoo please visit: www.wanadoo.com.

Press contacts:
Nilou du Castel
Tél : (33)1 44 44 93 93
E-mail : nilou.ducastel@francetelecom.com

Caroline Ponsi
Tél : (33) 1 44 44 93 93
E-mail : caroline.ponsi@francetelecom.com

Analyst / Investor Relations :
Vincent Gouley
Tél : (33) 1 58 88 75 68
E-mail : vincent.gouley@wanadoo.com